UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
               ADELPHIA COMMUNICATIONS CORPORATION
                    (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          006848105
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                         April 21, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)      NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   006848105
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          PF
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of            877,500
Shares Bene-
ficially       (8)  Shared Voting Power
owned by                -0-
Each Report-
ing Person     (9)  Sole Dispositive Power
With                 877,500

               (10) Shared Dispositive Power
                        -0-

_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   877,500
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.4%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock" or the "Shares"), of ADELPHIA COMMUNICATIONS CORPORATION, a Delaware corporation ("Company"), which has its principal executive offices at 5 West Third Street, P.O. Box 4721, Coudersport, PA 16915.
Item 2.   Identity and Background.
          This statement is being filed by Myron M. Kaplan, ("Kaplan"). Kaplan is a private investor. Kaplan's business address is at P.O. Box 385, Leonia, NJ 07605.
          Kaplan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
          Kaplan beneficially owns 877,500 Shares, and the total cost is $6,626,800. The source of funds for the purchase of all such Shares was personal funds.
Item 4.  Purpose of Transaction.
          Kaplan has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Kaplan from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Kaplan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended December 31, 1996 filed with the Securities & Exchange Commission, there were issued and outstanding 16,130,880 Shares of Common Stock. Kaplan owns 877,500 Shares or 5.4% of those outstanding.
          The following table details the transactions by Kaplan in shares of Common Stock within the 60 day period prior to April 21, 1997 and through this filing. All such transactions were open market purchase transactions.



            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/21/97              2,000             $5 1/2
          04/21/97             15,000              5 1/2
          04/30/97              2,000              5 5/8
          05/01/97              6,700              5 5/8
          05/02/97              8,300              5 5/8
          05/05/97              4,000              5 5/8
          05/06/97              3,500              5 5/8
          05/07/97             15,000              5 5/8
          05/08/97              5,000              5 1/2
          05/12/97              9,000              5 3/4
          05/15/97              5,000              5 3/4
          05/15/97              5,000              5 7/8




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kaplan and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.
                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 1997

/s/ Myron M. Kaplan
MYRON M. KAPLAN



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).